EXHIBIT 99.1

Westport Fuel Systems Publishes 2019 Annual General Meeting of Shareholders Results

VANCOUVER, British Columbia, May 06, 2019 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX:WPRT / Nasdaq:WPRT) held its Annual General Meeting of Shareholders (the "Meeting") on Monday, May 6, 2019 in Toronto, Ontario. Shareholders approved all resolutions presented at the Meeting including the election of eight nominated directors and the appointment of KPMG LLP as Westport Fuel Systems auditors (98.72% in favour).

Directors elected by shareholders are:

Business	Outcome of Vote	Percentage of Votes For	Percentage of Votes Withheld/Against
Michelle Buchignani	Approved	97.25%	2.75%
Brenda Eprile	Approved	97.44%	2.56%
David Johnson	Approved	97.65%	2.35%
Dan Hancock	Approved	97.43%	2.57%
Anthony Harris	Approved	97.79%	2.21%
Colin Johnston	Approved	97.31%	2.69%
Rodney Nunn	Approved	57.19%	42.81%
Peter Yu	Approved	74.80%	25.20%

The resolutions are fully described in the Management Information Circular related to the Meeting, which can be found in the Financials section of the Westport Fuel Systems website. For further insight into our corporate policies and practices, visit the Corporate Governance section of the Westport Fuel Systems website.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:
Shawn Severson
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com